Agenus Inc.

3 Forbes Road

Lexington, MA 02421

VIA EDGAR Securities and Exchange Commission Division of Corporation Finance 100 F Street N.E. Washington, D.C. 20549 Attention: Christine Westbrook	December 21, 2018

Re:	Agenus Inc.

Registration Statement on Form S-3 (333-222670)

Dear Ms. Westbrook:

In accordance with Rule 477(a) promulgated under the Securities Act of 1933, as amended, Agenus Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of its Registration Statement on Form S-3 (Registration No. 333-222670), together with all exhibits thereto (the “Registration Statement”), effective immediately.

This request is being made because the Company has elected not to pursue the registration of the securities included in the Registration Statement at this time. The Registration Statement has not been declared effective and no shares of the Registrant’s common stock have been sold under the Registration Statement.

Should you have any questions or comments, please do not hesitate to contact Jessica Tracy of Ropes & Gray LLP at (212) 596-9237.

Very truly yours,

AGENUS INC.

By:	/s/ Evan Kearns
Name:	Evan Kearns
Title:	Vice President & General Counsel